Exhibit 99.1

58.com's Zhuan Zhuan Used-Goods Trading Platform to Acquire Operator of Zhaoliangji App

BEIJING, May 7, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) ("58.com" or the "Company"), China's largest online classifieds marketplace, today announced that Zhuan Zhuan, an online used goods trading platform and a consolidated subsidiary of 58.com, has entered into definitive agreements to acquire 100% equity interest in Shenzhen Wanshifu Technology Co., Ltd. ("Shenzhen Wanshifu Technology") with a combination of cash in the amount of RMB360 million and newly issued Zhuan Spirit Holdings Limited shares, Zhuan Zhuan's ultimate holding company. Shenzhen Wanshifu Technology operates the Zhaoliangji app (which translates into 'find nice phone'), an online platform for used mobile phones and accessories in China. The transactions contemplated under the definitive agreements are subject to customary closing conditions, and are currently expected to close in the coming months. If the transaction were to close pursuant to the terms in the definitive agreements, the Company's equity interest in Zhuan Spirit Holdings Limited would be diluted from 54.6% to less than 50% on fully diluted basis. 58.com is assessing the accounting impact of the proposed transactions, if closed.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, "We believe that the combined horizontal and vertical model provides unparalleled strengths for classifieds marketplaces. We intend to replicate the proven success we had with the combination of 58.com, a horizontal classifieds and Anjuke, an online housing vertical acquired in 2015. We believe Zhuan Zhuan, a horizontal used goods platform, and Zhaoliangji, a used cell phone vertical, will create another powerful combination."

Mr. Wei Huang, the CEO of Zhuan Zhuan, commented, "We'd like to warmly welcome Zhaoliangji's highly experienced and talented team to Zhuan Zhuan. Used cellphones are the third largest category in the second-hand market in China after secondary homes and pre-owned cars. Used cellphones in particular have a very low online penetration rate which creates enormous opportunities for growth. For Zhuan Zhuan, used cellphones have always been the most important category. Zhaoliangji, which launched around the same time Zhuan Zhuan did, has been very successful over the years. The combination will not only solidify our leading position in online used cellphone B2C and C2C models and also better position us to build a larger and more efficient ecosystem that covers more models such as C2B and B2B for used cellphones. Zhaoliangji's team as well as its offline inspection centers will integrate with Zhuan Zhuan's used cellphone team. We look forward to building our ecosystem to scale and creating future success together."

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China's largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company's online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com's broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com's strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.
ir@58.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com